

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 8, 2005


05007401


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
213
SECTION

Securities and Exchange Comm
Division of Corporation Financ
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 26 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
8 April 2005 (ASX Announcement – Notice of Meeting)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of First Australian Resources Limited will be held at 10.30am on Tuesday 17 May 2005 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia.

ORDINARY BUSINESS

1. **Annual Accounts**

   To receive and consider the Statement of Financial Performance, Statement of Financial Position, Directors' Declaration and Independent Auditor's Report in respect of the financial period ended 31 December 2004.

2. **Election of Director**

   To re-elect as a director Mr M J Evans who retires in accordance with Clause 17 of the Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3. **Ratification of Previous Placement**

   To consider and, if thought fit, pass the following resolution (with or without amendment) as an ordinary resolution:

   "That for the purposes of Listing Rule 7.4 and all other purposes, the members of the Company hereby approve the recent issue and allotment of 15,200,000 ordinary fully paid shares ("**Shares**") and 7,600,000 attaching free options ("**Options**") at a price of 8.5 cents per Share to those persons referred to in Section 3 of the Explanatory Statement."

> The Company will disregard any votes cast on this resolution by any person who participated in the issue and any associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the board

ALBERT EDWARD BRINDAL
Company Secretary

Perth
8 April 2005

Explanatory Statement

This notice of Annual General Meeting should be read in conjunction with the accompanying Explanatory Statement, which forms part of this Notice of Annual General Meeting.

Voting Entitlement

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 5.00 pm (WST) on 13 May 2005.

Proxies

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, or by facsimile to the Company on (08-9322-5116).

ACN 009 117 293

EXPLANATORY STATEMENT

1. **Introduction**

This Explanatory Statement has been prepared for the information of members of First Australian Resources Limited ("**FAR**" or "**Company**") in connection with the business to be conducted at the Annual General Meeting of members to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia on Tuesday 17 May 2005 at 10.30am.

This Explanatory Statement should be read in conjunction with the accompanying Notice of Meeting. The purpose of the Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions.

2. **Resolutions 1 and 2 - Adoption of Accounts and Election of Director.**

Resolutions 1 and 2 deal with procedural matters, being the adoption of the annual accounts and re-election of a Director. Both resolutions have the support of the Board.

3. **Resolution 3 – Ratification of Previous Placement.**

During March 2005, the Company placed 15,200,000 shares and 7,600,000 attaching free July 2005 Options to raise additional working capital. The securities were placed to clients of Hartley's Limited.

The 15,200,000 shares were issued at an issue price of 8.5 cents each. The options were issued for no consideration but on exercise of an option a subscription price of 7 cents each is payable.

The offer raised $1,292,000 before costs. The funds are intended to be used to fund exploration and development studies of the Beibu Gulf project, offshore China, and to contribute toward drilling costs associated with the Welder Ranch program, South Grosse Tete, Rainosek and Lake Long projects in the USA.

The purpose of seeking shareholder approval of this Share and Option issue (which has already been made) is to ratify the issue so as to reinstate the maximum limit under the Listing Rules on the number of Equity Securities that FAR may issue in any 12 month period without shareholder approval.

The shares that have been issued under the share and option issue rank pari passu with FAR's existing Shares on issue while the Options represent the same class as existing Options on issue, namely 31 July 2005 options. The terms and conditions of the Options are shown in Schedule 1.

All directors recommend that shareholders vote in favour of resolution 3.

SCHEDULE 1

TERMS AND CONDITIONS OF OPTIONS REFERRED TO IN RESOLUTION 3

BEING OPTIONS ISSUED AS PART OF RECENT PLACEMENT

The terms and conditions of the Options referred to in this Explanatory Statement are as follows:

1. The options will expire on 31 July 2005 ("**Expiry Date**").

2. The exercise price of each option is 7 cents if exercised on or before 31 July 2005. ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares.

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.



REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 1156 NEDLANDS WA 6909

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

PROXY FORM

I/We

Being a Member/Members of First Australian Resources Limited (ABN 41 009 117 293) hereby appoint:

NAME OF PROXY

	OR The Chairman of the Meeting	X

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Tuesday, 17 May 2005, at 10.30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you wish to appoint two proxies state here the proportion or number of your voting rights each proxy is entitled to exercise

SIGNED

Individual or First Shareholder	**Shareholder 2**	**Shareholder 3**
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ______ **day of** ______ **2005**

Executed under Common Seal
(if applicable)

If convenient please provide your telephone number in case we need to contact you

☎

INSTRUCTIONS TO PROXY – Please mark your preference with an X

ORDINARY BUSINESS	For	Against	Abstain
Item 1: To receive and consider the Financial Statements and Reports of the Directors and Auditors in respect of the year ended 31 December 2004.	☐	☐	☐
Item 2: To re-elect Mr. M J Evans as a Director.	☐	☐	☐
Item 3: Ratification of previous placement of shares and options.	☐	☐	☐

If you do not wish to direct your proxy how to vote please place a mark in the box below By marking the box , you acknowledge that, (except to the extent that the Listing Rules may require otherwise), the Chairman may, exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

Please refer to separate notes on appointment of proxy
Please return this proxy form to the Company as soon as possible, but in any event no later than 10.30am on 13 May 2005.